Exhibit 12.1

Continental Resources, Inc.

Ratio of Earnings to Fixed Charges

	Year Ended December 31,					Three Months Ended,
	2005	2006	2007	2008	2009	March 31, 2010
Earnings
Income before income taxes	195,446,000	252,956,000	296,777,000	518,530,000	110,008,000	116,875,000
Plus: Fixed charges	14,220,000	11,310,000	12,939,000	12,188,000	23,232,000	8,443,000
Less: Capitalized interest	—	—	—	—	—	(83,000)

Earnings, as defined	209,666,000	264,266,000	309,716,000	530,718,000	133,240,000	125,235,000

Fixed charges
Interest expense	14,220,000	11,310,000	12,939,000	12,188,000	23,232,000	8,360,000
Capitalized interest	—	—	—	—	—	83,000

Fixed charges, as defined	14,220,000	11,310,000	12,939,000	12,188,000	23,232,000	8,443,000

Ratio of earnings to fixed charges	14.74x	23.37x	23.94x	43.54x	5.74x	14.83x